

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02024546

NO ACT
P.E 12-21-2001
1-01225

March 4, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	3/4/2002

Garrett L. Stackman
Senior Attorney
American Home Products Corporation
Five Giralda Farms
Madison, New Jersey 07940

Re: American Home Products Corporation
Incoming letter dated December 21, 2001

Dear Mr. Stackman:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to American Home Products by Human Life International. We also have received a letter from the proponent dated December 27, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Fred Turek
Executive Vice President
Human Life International
4 Family Life
Front Royal, VA 22630



AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940, (973) 660-5000

December 21, 2001



By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding Charitable Contributions

Dear Sir or Madam:

American Home Products Corporation (the "Company") has received for inclusion in the proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") a shareholder proposal (the "Proposal") from Human Life International (the "Proponent") which would request that the Board of Directors form a committee to study the impact charitable contributions have on the Company's business and share value and to publish a report one month prior to next year's annual meeting. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting pursuant to (i) Rule 14a-8(i)(10) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal has been substantially implemented and is moot; (ii) Rule 14a-8(i)(7) under the Exchange Act, because the Proposal relates to the Company's ordinary business operations; and (iii) Rule 14a-8(i)(3) under the Exchange Act, because the Proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials.

I. Rule 14a-8(i)(10) – Mootness

Rule 14a-8(i)(10) permits exclusion of a Proposal if the Company has already substantially implemented the Proposal making it moot. The Company believes that it has already substantially implemented the Proposal and that the Proposal may be omitted pursuant to Rule 14a-8(i)(10).

In 1991, the Board of Directors of the Company established the Corporate Issues Committee of the Board of Directors. As described in the proxy materials for Annual Meeting of Stockholders,[1] this Committee has been charged with the duties of reviewing the policies and programs of the Company and making recommendations to the Board of Directors, as appropriate, on public issues that affect the Company.

On September 20, 2001, the Board of Directors adopted a formal Charter of the Corporate Issues Committee of the Board of Directors (the "Charter") which is attached hereto as Annex B. The Charter (in paragraph IV.1) specifies under the caption "Responsibilities and Duties" that:

"To fulfill its responsibilities and duties, the Corporate Issues Committee shall:

1. Review major public and social policies, practices, and programs of the [Company] and monitor compliance in significant areas of legal, social, and public responsibility and, when appropriate, make recommendations to the Board with respect to such policies, practices and programs, including periodic reviews relating to . . . *Charitable giving and community outreach* . . . " (emphasis added).

In addition, the Charter codifies, among other things, the Committee's mandate to identify and make recommendations (when appropriate) to the Board of Directors regarding current and emerging political, social and public policy trends and issues. (*See,* Sections I and IV.4 of the Charter).

In choosing charities to support, the Company uses diligent efforts (as overseen by the Corporate Issues Committee) to identify national and local charities with excellent reputations. The Company contributes to these organizations or foundations through monetary donations, in-kind contributions and employee volunteerism. Many of these charities publicly report or otherwise publicize the Company's donations, along with those of other donors. Information can be found directly through these charities or from local or national news media coverage. In addition, the newly-adopted Charter and the Corporate Issues Committee's actions and responsibilities will be described in the proxy materials for the 2002 Annual Meeting of Stockholders.

In light of the foregoing, the Company believes that the Proposal should be excludable from its proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(i)(10).

II. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporate laws of most states (including Delaware, the

---

[1] *See e.g.,* Proxy Statement for the 2001 Annual Meeting of Stockholders, dated March 19, 2001.

state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[2] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."

The Proposal includes specific references in five out of the six Whereas clauses to the subject of abortion and organizations that support or perform abortions. As a result the Company believes that the purpose of the Proposal is to oppose any and all support by the Company, directly or indirectly (through the United Way or otherwise) of Planned Parenthood or any other group that provides or supports abortion. The Staff has permitted exclusion, on ordinary business grounds, proposals that seek to promote or exclude charitable donations directly[3] or indirectly[4], to specific charities. The Company believes that since the Proposal seeks to address the issue of whether the Company's should support Planned Parenthood and does not raise significant policy, economic or other implications, the Proposal is excludable under Rule 14a-8(i)(7). Also, the SEC has indicated that in the event a proposal seeks an advisory report, as is the case with the Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[5]

---

[2] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7).

[3] *See, e.g., Corning Incorporated* (February 2, 2000) (proposal that the company refrain from making charitable contributions to organizations that perform abortions (contribution to specific types of organizations)); *SJW Corp.* (February 1, 1999) (proposal that company not give anything of value to a specified Chamber of Commerce (contributions to specific types of organizations)); *Kmart Corp.* (March 4, 1998) (proposal recommending that the company refrain from giving charitable contributions to organizations that perform abortions (contributions to specific types of organizations)); *Wells Fargo & Company* (January 26, 1993) (proposal for company to rescind action supporting the Bay Area United Way with regard to the admission of homosexuals as leaders in the Boy Scouts of America (determination to commence contributions to a particular charity)); *Pacific Telesis Group* (February 20, 1992) (proposal requesting that contributions be made to Planned Parenthood to fund teenage pregnancy prevention and educational programs (determinations to commence contributions to a particular charity)); and *SCEcorp* (February 20, 1992) (proposal that registrant consider donating money from profits to qualified charities that work to improve fisheries and wildlife habitat and management for species affected by registrant's operations (determinations to commence contributions to a particular charity)).

[4] *See, e.g., Pacific Gas and Electric Company* (January 22, 1997)(proposal criticizing company contributions to the Mexican American Legal Defense and Education Fund and requiring the company to report on contributions to organizations whose purposes or aims are not consistent with the Corporate Community Development Program (contributions to specific types of organizations)).

[5] *See*, Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a subject within the scope

III. Rule 14a-8(i)(3) – False and Misleading Statements

Rule 14a-8(i)(3) permits exclusion of stockholder proposals if a proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials. The Company believes that the Proposal includes multiple assertions which are given without factual support and believes that the Proposal in its entirety is false and misleading.

It appears that the main premise of the Proposal is that the Company's support, directly or indirectly, of Planned Parenthood through the United Way or otherwise could have a significant negative impact on the business of the Company and its share value. This premise is totally lacking in factual support and the Company believes that it is false and misleading in its entirety.

Specifically, the Company also believes that the characterization of charitable organizations which provide abortion services as being involved in "controversial activities" is inflammatory and is made without factual support. This same language which was included in similar proposals was permitted to be omitted in *General Mills, Inc.* (June 25, 1998)(proponent required to provide factual support that the company contributes to groups engaged in "controversial activities" (abortion)) and *Aluminum Co. of America* (Dec. 19, 1997)(proponent required to provide factual support for assertion that the company makes contributions to groups that engage in controversial activities) for lack of factual support.

In addition, the assertion that corporations that make contributions to certain charitable organizations may be subject to boycotts and further implying that such boycotts would have a significant negative impact on the Company is asserted without factual support.

Finally, the Proposal asserts (citing a Wall Street Journal article) that " . . . over 45% of individual contributors to the United Way, who asked that their money not be given to a particular charity, named Planned Parenthood as the group they would not want their money to go." This assertion is materially misleading in light of the fact that there is no indication of the percentage of United Way donors who asked that their money not be given to a particular group. There is no reason to believe that any significant proportion of United Way donors make the effort to exclude any particular organization or type of organization and in fact the cited article states that "some" people express a negative preference in their donations. Accordingly, the reference to 45% is materially misleading and the entire Whereas clause should be excluded.

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2002 Annual Meeting. The Company currently

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of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph [(c)(7)] largely a nullity."

intends to file its definitive proxy materials for the 2002 Annual Meeting on or about March 19, 2002.

A copy of this letter and enclosures is being mailed to the Proponent.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annexes. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,

Garrett L. Stackman
Senior Attorney

Encl.

cc: Human Life International

Eileen M. Lach
Corporate Secretary

ANNEX A

HUMAN LIFE INTERNATIONAL™

DEFENDING LIFE, FAITH AND FAMILY AROUND THE WORLD™

October 25, 2001

Eileen M. Lach
Secretary of the Corporation
American Home Products
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

Human Life International is a current owner of 100 shares of American Home Products common stock and has owned the stock for over a year. In addition, we intend to hold the shares through the date of the next annual meeting. The following shareholder proposal is submitted for presentation at the 2002 annual shareholder meeting.

Whereas, our company makes contributions to a wide variety of charitable groups. One of the purposes of these contributions is to create goodwill for the company and enhance its image in the eyes of the public.

Whereas, some charitable groups are involved in controversial activities like abortion.

Whereas, Planned Parenthood is the charitable organization and the single largest provider of abortions in the United States.

Whereas, corporations that make contributions to controversial charitable organizations may be subject to boycotts by consumers and investors. Specifically, ProVita Advisors and the St. Antonius Institute have called for boycotts of corporations that give money to Planned Parenthood, and the Timothy Plan mutual fund and many religious investors will not invest in the same companies.

Whereas, According to the Wall Street Journal (11-12-93), over 45% of individual contributors to the United Way, who asked that their money not be given to a particular group, named Planned Parenthood as the group they would not want their money to go to.

Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities.

Resolved, shareholders request the board of directors to form a committee to study the impact charitable contributions have on the business of the company and its share value. The committee should publish a report to be made available to all shareholders one month prior to next year's annual meeting.

Sincerely,

Fred Turek
Executive Vice President

Cc: SEC

4 FAMILY LIFE
FRONT ROYAL, VIRGINIA 22630
WEBSITE: WWW.HLI.ORG



540/635-7884 (PHONE
540/636-7363 (FAX
E-MAIL: HLI@HLI.ORG

ANNEX B

AMERICAN HOME PRODUCTS CORPORATION
CORPORATE ISSUES COMMITTEE
OF THE BOARD OF DIRECTORS
CHARTER

I. PURPOSE

The Corporate Issues Committee shall provide assistance to the Board of Directors of American Home Products Corporation (the "Corporation") in reviewing and making recommendations to the Board of Directors, where appropriate, on policies, practices, and programs relating to public and social issues impacting the operations of the Corporation and the relations of the Corporation with its various constituencies. The Corporate Issues Committee will fulfill these responsibilities and duties primarily by carrying out the activities enumerated in this Charter.

II. COMPOSITION

The Corporate Issues Committee shall be comprised of three or more directors as determined by the Board of Directors of the Corporation, each of whom shall be a non-employee director of the Corporation. The Corporate Issues Committee members shall be appointed for one-year terms at the annual meeting of the Board of Directors. The Chairman shall be designated by the Board of Directors.

III. MEETINGS

The Corporate Issues Committee shall meet as needed at stated times without notice, or on notice to all by order of the Chairman or Vice Chairman of the Board of Directors, the President, an Executive Vice President or by one of the members of the Corporate Issues Committee. A majority of the Corporate Issues Committee members shall constitute a quorum for the transaction of business. The action of a majority of those present at a meeting, at which a quorum is present, shall be the act of the Corporate Issues Committee. The Corporate Issues Committee may also take action by unanimous written consent or by conference communication by means of telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. The Corporate Issues Committee shall keep a record of its actions and proceedings, and the Chairman of the Corporate Issues Committee shall make a report thereof from time to time to the Board of Directors.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Corporate Issues Committee shall:

1. Review major public and social policies, practices, and programs of the Corporation and monitor compliance in significant areas of legal, social, and public responsibility and, when appropriate, make recommendations to the Board with respect to such policies, practices and programs, including periodic reviews relating to:

   - Environmental health and safety;
   - Employment practices, including equal employment opportunity in hiring and promotion;
   - Charitable giving and community outreach; and
   - Political contributions and political action.

2. Review and make recommendations to the Board of Directors regarding proposals of stockholders submitted for inclusion in the annual proxy materials of the Corporation, which relate to public and social issues.

3. Review periodically with the General Counsel of the Corporation the Code of Conduct of the Corporation, and make recommendations to the Board of Directors for any changes, amendments and modifications to the Code of Conduct that the Committee shall deem appropriate in light of changing conditions, new legislation, regulations and other developments.

4. From time to time, as the Corporate Issues Committee shall deem appropriate, identify and make recommendations to the Board of Directors regarding current and emerging political, social and public policy trends and issues.

5. Perform any other activities consistent with this Charter and the Corporation's By-Laws as the Corporate Issues Committee, the Board of Directors, the Chairman of the Board of Directors and/or the Chief Executive Officer of the Corporation deems necessary or appropriate.

HUMAN LIFE INTERNATIONAL™

DEFENDING LIFE, FAITH AND FAMILY AROUND THE WORLD™

RECEIVED
OFFICE OF CHIEF COUNSEL
02 JAN 10 AM 9:31

December 27, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Human Life International Shareholder Proposal Regarding Charitable Contributions of American Home Products Corporation.

Dear Sir or Madam:

We received a copy of the attached correspondence which was overnighted to you on December 21, 2001 regarding our shareholder proposal.

We would like to offer two comments on the correspondence. First, that the establishment of an internal committee, while laudable does not respond to the objective of the shareholder proposal, which is the issuance of an impact report to the shareholders of these charitable contributions – a quite common and reasonable request. Secondly, while the word controversial is unquestionably accurate, we would reluctantly agree to its elimination if the SEC so deems.

A copy of this letter and enclosures is being mailed to American Home Products Corporation.

In accordance with Rule 14A-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annexes.

Thank you very much for your consideration.

Sincerely,

Fred J. Turek
Executive Vice President

Encl.

Cc: American Home Products

FJT/lar

4 FAMILY LIFE
FRONT ROYAL, VIRGINIA 22630



540/635-7884 (PHONE)
540/636-7363 (FAX)



AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940, (973) 660-5000

December 21, 2001

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding Charitable Contributions

Dear Sir or Madam:

American Home Products Corporation (the "Company") has received for inclusion in the proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") a shareholder proposal (the "Proposal") from Human Life International (the "Proponent") which would request that the Board of Directors form a committee to study the impact charitable contributions have on the Company's business and share value and to publish a report one month prior to next year's annual meeting. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting pursuant to (i) Rule 14a-8(i)(10) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal has been substantially implemented and is moot; (ii) Rule 14a-8(i)(7) under the Exchange Act, because the Proposal relates to the Company's ordinary business operations; and (iii) Rule 14a-8(i)(3) under the Exchange Act, because the Proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials.

I. Rule 14a-8(i)(10) – Mootness

Rule 14a-8(i)(10) permits exclusion of a Proposal if the Company has already substantially implemented the Proposal making it moot. The Company believes that it has already substantially implemented the Proposal and that the Proposal may be omitted pursuant to Rule 14a-8(i)(10).

In 1991, the Board of Directors of the Company established the Corporate Issues Committee of the Board of Directors. As described in the proxy materials for Annual Meeting of Stockholders,[1] this Committee has been charged with the duties of reviewing the policies and programs of the Company and making recommendations to the Board of Directors, as appropriate, on public issues that affect the Company.

On September 20, 2001, the Board of Directors adopted a formal Charter of the Corporate Issues Committee of the Board of Directors (the "Charter") which is attached hereto as Annex B. The Charter (in paragraph IV.1) specifies under the caption "Responsibilities and Duties" that:

"To fulfill its responsibilities and duties, the Corporate Issues Committee shall:

1. Review major public and social policies, practices, and programs of the [Company] and monitor compliance in significant areas of legal, social, and public responsibility and, when appropriate, make recommendations to the Board with respect to such policies, practices and programs, including periodic reviews relating to . . . *Charitable giving and community outreach* . . . " (emphasis added).

In addition, the Charter codifies, among other things, the Committee's mandate to identify and make recommendations (when appropriate) to the Board of Directors regarding current and emerging political, social and public policy trends and issues. (*See*, Sections I and IV.4 of the Charter).

In choosing charities to support, the Company uses diligent efforts (as overseen by the Corporate Issues Committee) to identify national and local charities with excellent reputations. The Company contributes to these organizations or foundations through monetary donations, in-kind contributions and employee volunteerism. Many of these charities publicly report or otherwise publicize the Company's donations, along with those of other donors. Information can be found directly through these charities or from local or national news media coverage. In addition, the newly-adopted Charter and the Corporate Issues Committee's actions and responsibilities will be described in the proxy materials for the 2002 Annual Meeting of Stockholders.

In light of the foregoing, the Company believes that the Proposal should be excludable from its proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(i)(10).

II. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporate laws of most states (including Delaware, the

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[1] *See e.g.*, Proxy Statement for the 2001 Annual Meeting of Stockholders, dated March 19, 2001.

state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[2] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."

The Proposal includes specific references in five out of the six Whereas clauses to the subject of abortion and organizations that support or perform abortions. As a result the Company believes that the purpose of the Proposal is to oppose any and all support by the Company, directly or indirectly (through the United Way or otherwise) of Planned Parenthood or any other group that provides or supports abortion. The Staff has permitted exclusion, on ordinary business grounds, proposals that seek to promote or exclude charitable donations directly[3] or indirectly[4], to specific charities. The Company believes that since the Proposal seeks to address the issue of whether the Company's should support Planned Parenthood and does not raise significant policy, economic or other implications, the Proposal is excludable under Rule 14a-8(i)(7). Also, the SEC has indicated that in the event a proposal seeks an advisory report, as is the case with the Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[5]

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[2] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7).

[3] *See, e.g., Corning Incorporated* (February 2, 2000) (proposal that the company refrain from making charitable contributions to organizations that perform abortions (contribution to specific types of organizations)); *SJW Corp.* (February 1, 1999) (proposal that company not give anything of value to a specified Chamber of Commerce (contributions to specific types of organizations)); *Kmart Corp.* (March 4, 1998) (proposal recommending that the company refrain from giving charitable contributions to organizations that perform abortions (contributions to specific types of organizations)); *Wells Fargo & Company* (January 26, 1993) (proposal for company to rescind action supporting the Bay Area United Way with regard to the admission of homosexuals as leaders in the Boy Scouts of America (determination to commence contributions to a particular charity)); *Pacific Telesis Group* (February 20, 1992) (proposal requesting that contributions be made to Planned Parenthood to fund teenage pregnancy prevention and educational programs (determinations to commence contributions to a particular charity)); and *SCEcorp* (February 20, 1992) (proposal that registrant consider donating money from profits to qualified charities that work to improve fisheries and wildlife habitat and management for species affected by registrant's operations (determinations to commence contributions to a particular charity)).

[4] *See, e.g., Pacific Gas and Electric Company* (January 22, 1997)(proposal criticizing company contributions to the Mexican American Legal Defense and Education Fund and requiring the company to report on contributions to organizations whose purposes or aims are not consistent with the Corporate Community Development Program (contributions to specific types of organizations)).

[5] *See*, Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a subject within the scope

III. Rule 14a-8(i)(3) – False and Misleading Statements

Rule 14a-8(i)(3) permits exclusion of stockholder proposals if a proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials. The Company believes that the Proposal includes multiple assertions which are given without factual support and believes that the Proposal in its entirety is false and misleading.

It appears that the main premise of the Proposal is that the Company's support, directly or indirectly, of Planned Parenthood through the United Way or otherwise could have a significant negative impact on the business of the Company and its share value. This premise is totally lacking in factual support and the Company believes that it is false and misleading in its entirety.

Specifically, the Company also believes that the characterization of charitable organizations which provide abortion services as being involved in "controversial activities" is inflammatory and is made without factual support. This same language which was included in similar proposals was permitted to be omitted in *General Mills, Inc.* (June 25, 1998)(proponent required to provide factual support that the company contributes to groups engaged in "controversial activities" (abortion)) and *Aluminum Co. of America* (Dec. 19, 1997)(proponent required to provide factual support for assertion that the company makes contributions to groups that engage in controversial activities) for lack of factual support.

In addition, the assertion that corporations that make contributions to certain charitable organizations may be subject to boycotts and further implying that such boycotts would have a significant negative impact on the Company is asserted without factual support.

Finally, the Proposal asserts (citing a Wall Street Journal article) that " . . . over 45% of individual contributors to the United Way, who asked that their money not be given to a particular charity, named Planned Parenthood as the group they would not want their money to go." This assertion is materially misleading in light of the fact that there is no indication of the percentage of United Way donors who asked that their money not be given to a particular group. There is no reason to believe that any significant proportion of United Way donors make the effort to exclude any particular organization or type of organization and in fact the cited article states that "some" people express a negative preference in their donations. Accordingly, the reference to 45% is materially misleading and the entire Whereas clause should be excluded.

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2002 Annual Meeting. The Company currently

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of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph [(c)(7)] largely a nullity."

intends to file its definitive proxy materials for the 2002 Annual Meeting on or about March 19, 2002.

A copy of this letter and enclosures is being mailed to the Proponent.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annexes. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,

Garrett L. Stackman
Senior Attorney

Encl.

cc: Human Life International

Eileen M. Lach
Corporate Secretary

HUMAN LIFE INTERNATIONAL™

DEFENDING LIFE, FAITH AND FAMILY AROUND THE WORLD™

October 25, 2001

Eileen M. Lach
Secretary of the Corporation
American Home Products
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

Human Life International is a current owner of 100 shares of American Home Products common stock and has owned the stock for over a year. In addition, we intend to hold the shares through the date of the next annual meeting. The following shareholder proposal is submitted for presentation at the 2002 annual shareholder meeting.

Whereas, our company makes contributions to a wide variety of charitable groups. One of the purposes of these contributions is to create goodwill for the company and enhance its image in the eyes of the public.

Whereas, some charitable groups are involved in controversial activities like abortion.

Whereas, Planned Parenthood is the charitable organization and the single largest provider of abortions in the United States.

Whereas, corporations that make contributions to controversial charitable organizations may be subject to boycotts by consumers and investors. Specifically, ProVita Advisors and the St. Antonius Institute have called for boycotts of corporations that give money to Planned Parenthood, and the Timothy Plan mutual fund and many religious investors will not invest in the same companies.

Whereas, According to the Wall Street Journal (11-12-93), over 45% of individual contributors to the United Way, who asked that their money not be given to a particular group, named Planned Parenthood as the group they would not want their money to go to.

Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities.

Resolved, shareholders request the board of directors to form a committee to study the impact charitable contributions have on the business of the company and its share value. The committee should publish a report to be made available to all shareholders one month prior to next year's annual meeting.

Sincerely,

Fred Turek
Executive Vice President

Cc: SEC

4 FAMILY LIFE
FRONT ROYAL, VIRGINIA 22630
WEBSITE: WWW.HLI.ORG



540/635-7884 (PHON
540/636-7363 (FA
E-MAIL: HLI@HLI.OR

AMERICAN HOME PRODUCTS CORPORATION CORPORATE ISSUES COMMITTEE OF THE BOARD OF DIRECTORS CHARTER

I. PURPOSE

The Corporate Issues Committee shall provide assistance to the Board of Directors of American Home Products Corporation (the "Corporation") in reviewing and making recommendations to the Board of Directors, where appropriate, on policies, practices, and programs relating to public and social issues impacting the operations of the Corporation and the relations of the Corporation with its various constituencies. The Corporate Issues Committee will fulfill these responsibilities and duties primarily by carrying out the activities enumerated in this Charter.

II. COMPOSITION

The Corporate Issues Committee shall be comprised of three or more directors as determined by the Board of Directors of the Corporation, each of whom shall be a non-employee director of the Corporation. The Corporate Issues Committee members shall be appointed for one-year terms at the annual meeting of the Board of Directors. The Chairman shall be designated by the Board of Directors.

III. MEETINGS

The Corporate Issues Committee shall meet as needed at stated times without notice, or on notice to all by order of the Chairman or Vice Chairman of the Board of Directors, the President, an Executive Vice President or by one of the members of the Corporate Issues Committee. A majority of the Corporate Issues Committee members shall constitute a quorum for the transaction of business. The action of a majority of those present at a meeting, at which a quorum is present, shall be the act of the Corporate Issues Committee. The Corporate Issues Committee may also take action by unanimous written consent or by conference communication by means of telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. The Corporate Issues Committee shall keep a record of its actions and proceedings, and the Chairman of the Corporate Issues Committee shall make a report thereof from time to time to the Board of Directors.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Corporate Issues Committee shall:

1. Review major public and social policies, practices, and programs of the Corporation and monitor compliance in significant areas of legal, social, and public responsibility and, when appropriate, make recommendations to the Board with respect to such policies, practices and programs, including periodic reviews relating to:

    - Environmental health and safety;
    - Employment practices, including equal employment opportunity in hiring and promotion;
    - Charitable giving and community outreach; and
    - Political contributions and political action.

2. Review and make recommendations to the Board of Directors regarding proposals of stockholders submitted for inclusion in the annual proxy materials of the Corporation, which relate to public and social issues.

3. Review periodically with the General Counsel of the Corporation the Code of Conduct of the Corporation, and make recommendations to the Board of Directors for any changes, amendments and modifications to the Code of Conduct that the Committee shall deem appropriate in light of changing conditions, new legislation, regulations and other developments.

4. From time to time, as the Corporate Issues Committee shall deem appropriate, identify and make recommendations to the Board of Directors regarding current and emerging political, social and public policy trends and issues.

5. Perform any other activities consistent with this Charter and the Corporation's By-Laws as the Corporate Issues Committee, the Board of Directors, the Chairman of the Board of Directors and/or the Chief Executive Officer of the Corporation deems necessary or appropriate.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Home Products Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board form a committee to study and report on the impact charitable contributions have on American Home Products' business and share value.

There appears to be some basis for your view that American Home Products may exclude the proposal from its proxy materials under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if American Home Products omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which American Home Products relies.

Sincerely,

Keir D. Gumbs
Special Counsel